

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Daniel Okelo
Chief Executive Officer
Privacy & Value Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

> **Re: Privacy & Value Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2021**
> **Filed September 10, 2021**
> **File No. 333-256885**

Dear Mr. Okelo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ended July 31, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1. Please file a revised report of your independent registered accounting firm that complies with paragraphs .08 and .09 of PCAOB Auditing Standard 3101. We refer you to comments 8 and 3 in your letters dated July 26, 2021 and August 4, 2021, respectively.

Consolidated Financial Statements, page F-1

2. Please revise your Statement of Comprehensive Income and Loss, Statement of Stockholder's Equity and Statement of Cash Flows to refer to the correct period of (inception) April 21, 2021 through July 31, 2021. We refer you to comment 9 of your July 26, 2021 response letter.

Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

3. Please revise to include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019. We refer you to comment 4 in your response letter dated August 4, 2021.

Item 9A. Controls and Procedures, page 7

4. Please revise to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter. In this regard, your disclosure refers to the fourth quarter of your "2019" fiscal year. Similarly, your October 31, 2021 Form 10-Q refers to the first quarter of your "2021" fiscal year. Refer to Item 308(c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology